SEC 82-812

press information

Group Communications

..ka Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070 or +46 70 322 8070

Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291 or 46 70 518 8291, email ir@se.atlascopco.com

Atlas Copco's Annual General Meeting 2004

Stockholm, Sweden, April 27, 2004—Atlas Copco's Annual General Meeting (AGM) was held today in Stockholm, Sweden, under the chairmanship of Mr. Sune Carlsson, chairman of the Board of Directors.

The income statements and the balance sheets of the parent company and the Group were adopted, together with the Board's proposal for allocation of the profit. The Board of Directors and the President were discharged from liability for the fiscal year 2003.

The proposed dividend of SEK 7.50 per share was adopted. April 30, 2003, was approved as the record date. Dividends are estimated to be distributed by Värdepapperscentralen VPC AB (the Swedish Securities Register Center) on May 5, 2004.

The Meeting re-elected the following members of the Board: Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Bohman, Kurt Hellström, Thomas Leysen, Ulla Litzén, and Anders Ullberg. Grace Reksten Skaugen was new-elected to the board.

The Group's auditor, KPMG, is elected until the 2005 AGM.

The Board withdrew its proposal regarding the application for 2004 of the 2000-2005 Stock Option Plan/Share Appreciation Plans.

The proposals to change to one series of shares only, alternatively, right to convert Series B shares to Series A shares were rejected.

The meeting adopted a nomination procedure for elections of Board members that four of the major shareholders elect one representative each during the third quarter. Under the supervision of the Chairman, they will formulate a proposal for the Board to be submitted to the AGM for decision. The names of the shareholders' representatives will be published as soon as they have been appointed.

The speech to the shareholders by the President and CEO Mr. Gunnar Brock, will be published on the Group's website: www.atlascopco-group.com > Investor Relations.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.